Exhibit 11.1
Computation of Earnings Per Share
     The following table sets forth the computation of dilutive earnings per share (“EPS”) for the three months and six months ended June 30, 2005 and 2004.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Numerator:
Net income (loss) as reported for basic EPS	$(535,652)	$208,383	$201,414	$975,624
Adjustments to income for diluted EPS	—	18,496	—	46,943

Net income for diluted EPS	$(535,652)	$226,879	$201,414	$1,022,567

Denominator:
Weighted average shares for basic EPS	16,005,158	13,877,212	15,848,386	12,964,698
Effect of dilutive securities:
Stock options	—	1,107,069	633,686	1,096,844
Warrants	—	940,813	267,664	982,953
Conversion of debt instruments	—	781,368	—	960,873

Adjusted weighted average shares and assumed conversions for EPS	16,005,158	16,706,462	16,749,736	16,005,368

Basic EPS	$(0.03)	$0.02	$0.01	$0.08

Diluted EPS	$(0.03)	$0.01	$0.01	$0.06

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